STELLA DIAGNOSTICS, INC.	50 West Broadway Salt Lake City, Utah 84101

June 17, 2022

Via Edgar

United State Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

Attention:	Tracy Houser, Angela Connell, Laura Crotty, Celeste Murphy, and Chris Edwards

Re:	Stella Diagnostics, Inc.
Post-Qualified Offering Statement Amendment No. 1 on Form 1-A
Filed June 15, 2022
File No. 024-11342

Dear Sir or Madam:

Stella Diagnostics, Inc. (the “Registrant”) hereby requests acceleration of the qualification date of its Post-Qualification Offering Statement on Form 1-A (File No. 024-11342) (the “Offering Statement”), so that it may be qualified at 4:00 p.m. Eastern Daylight Time on June 22, 2022, or as soon as practicable thereafter.

The Registrant hereby authorizes Matthew McMurdo, Esq. to orally modify or withdraw this request for acceleration.

The Registrant has registered, or cleared, the offering in Colorado, Connecticut, Indiana, Montana, Nebraska, New York, Ohio, South Carolina, Utah, District of Columbia, and Minnesota.

The Registrant hereby acknowledges that:

(i) should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, qualify the Offering Statement, it does not foreclose the Commission from taking any action with respect to the Offering Statement;

(ii) the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the Offering Statement, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Offering Statement; and

(iii) the Registrant may not assert comments of the Commission or the staff and the qualification of the Offering Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We request that we be notified of such qualification by a telephone call to Matthew McMurdo at (917) 318-2865. We also respectfully request that a copy of the written order from the Commission verifying the effective time and date of such Registration Statement be sent to Matthew McMurdo at matt@nannaronelaw.com.

Very truly yours,

/s/ David Seaburg
David Seaburg